UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015

Commission File Number 333-182072

Hunt Mining Corp.
(Translation of registrant's name into English)

23800 East Appleway Ave.
Liberty Lake, WA 99019
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-K or Form 40-F. Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report of security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUNT MINING CORP.
(Registrant)

Date: November 27, 2015	TIM HUNT
Tim Hunt, Executive Chairman, President, Principal Executive Officer and Director

INDEX TO EXHIBITS

Exhibits

99.1	Unaudited Condensed Interim Consolidated Financial Statements for the period ending September 30, 2015
99.2	Management’s Discussion and Analysis for the period ending September 30, 2015
99.3	Form 52-109FV2 CEO Certification of Interim Filings
99.4	Form 52-109FV2 CFO Certification of Interim Filings